Exhibit 99.1

ARC Resources Ltd. Announces Approval of Resolutions at Annual and Special Meeting

CALGARY, May 1, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC" or the "Corporation") is pleased to announce that its shareholders approved all resolutions at its Annual and Special Meeting (the "Meeting") held on April 30, 2015. The webcast of the Meeting is available on ARC's website at www.arcresources.com.

During the business proceedings at the Meeting, ARC's shareholders approved the following resolutions:

1.    Resolution to appoint ten board members, with 90.72% to 99.92% of shares represented at the meeting voting in favour of individual directors as follows:

Director	Percentage Approval	Withhold %
Mac H. Van Wielingen	97.84%	2.16%
John P. Dielwart	99.46%	0.54%
Fred J. Dyment	90.72%	9.28%
Timothy J. Hearn	99.65%	0.35%
James C. Houck	99.91%	0.09%
Harold N. Kvisle	99.04%	0.96%
Kathleen M. O'Neill	99.91%	0.09%
Herbert C. Pinder, Jr.	99.58%	0.42%
William G. Sembo	99.92%	0.08%
Myron M. Stadnyk	99.73%	0.27%

2.    Resolution to appoint Deloitte LLP as the Corporation's auditors, with 99.68% of the shares represented at the meeting voting in favour of the resolution.

3.    Resolution to accept the Corporation's approach to Executive Compensation (Say on Pay) as disclosed in ARC's 2015 Information Circular - Proxy Statement, with 97.57% of shares represented at the meeting voting in favour of the advisory resolution.

4.    Resolution to adopt a Long Term Restricted Share Award Plan as described in ARC's 2015 Information Circular - Proxy Statement, with 79.20% of shares represented at the meeting voting in favour of the resolution.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.5 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 15:10e 01-MAY-15